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July 7, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Commences Underground Pilot Phase at its San Francisco Mine

Vancouver, British Columbia – Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (“Timmins Gold”) is pleased to announce that the Company has commenced drifting into the underground veins parallel to the south wall of the San Francisco pit. The drift is part of a pilot phase designed to test the mining and processing of the underground ore in preparation for full scale underground mining.

As originally announced in the Company’s press release of February 12 2015, previous drilling had delineated three mineralized veins near the south wall of the San Francisco pit, which averaged approximately 4 m in width, with grades ranging between 2.5 and 5.0 g/t gold. These veins are located within 50 to 100 m of the current south pit wall, dipping to the N-NE varying between 30 – 60 degrees. Veins extending along 300 m of strike and 200 m of dip have been delineated to date.

The pilot phase will involve drifting 90 meters into the south wall of the pit to access the veins followed by 200 meters of lateral drifting to extract 14,000 tonnes of ore. The pilot phase will allow the Company to test ground conditions, mining costs, grade and metallurgical recovery of the underground ore. Additionally, the pilot phase will provide efficient platforms for further underground infill and exploration drilling. Previous drilling by Timmins Gold in 2011 below the planned pit bottom identified high grade structures as deep as 800 m from surface below the north wall of the pit. These results support the theory of the Company’s geological team that the presently identified mineralized system may extend to greater depths. This is consistent in mesothermal systems, which have significant depth extent, and have the potential to yield high grade feeder systems at depth.

Timmins Gold plans to process ore recovered from the pilot phase through selective fine crushing and heap leaching. The effect of crush size and heap leach parameters on the metallurgical recovery of the underground ore is being investigated. Timmins Gold estimates the pilot phase will take 3-4 months to complete. There is no net cost budgeted for the pilot phase as the cost for the program is expected to be more than recouped by revenue derived from recovery of the gold contained in the bulk sample. A highly experienced Mexican underground mining contractor has been selected to carry out the underground operations.

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two recently acquired, advanced stage growth projects with manageable capital requirements: the Ana Paula gold project in the Guerrero Gold Belt and the Caballo Blanco gold project, an open pit, heap leach gold project in Veracruz.

Technical Information & Qualified Person Notes

This news release was prepared and reviewed by Taj Singh, M.Eng, P.Eng, a Vice-President of the Company, who is recognized as a Qualified Person (“QP”) under the guidelines of National Instrument 43-101. The news release was also prepared and reviewed by Miguel Soto, P. Geo. Eng., a Vice-President of the Company. Mr. Singh and Mr. Soto have read and approved the contents of this news release.

For Further Information, Please Contact:

Timmins Gold Corp.
Bruce Bragagnolo, CEO and Director
Tel: 604-638-8980
Website: www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), nor the TSX Venture Exchange, nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statement on Forward-looking Information

Certain statements contained herein may constitute forward-looking statements (or “forward looking information”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to, among other things, business and financial prospects, financial multiples, accretion estimates, estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production from the San Francisco Mine, anticipated cost recovery from the underground pilot phase and the expected discovery of additional underground resources, the Ana Paula Preliminary Economic Assessment (PEA) and the Caballo Blanco PEA, including estimated internal rate of return and projected production, exploitation activities and potential and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on a number of assumptions, including assumptions regarding the value of Timmins Gold’s assets; the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, NPV and IRR estimates and other assumptions, projections and estimates made in the technical reports for San Francisco, Caballo Blanco and Ana Paula; that mineral resources can be developed as planned; interest and exchange rates; that required financing will be obtained; general economic conditions; that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to Timmins Gold.

Although management of Timmins Gold believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include changes in market conditions; actual results being materially different than reserve and resource, grade, mine life, NPV, IRR and cash cost estimates and the other projections and estimates made in the technical reports for San Francisco, Caballo Blanco and Ana Paula; variations in grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain required financing; inability to successfully complete development projects, planned expansions or other projects within the timelines anticipated; natural disasters; adverse changes to general economic conditions or applicable laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes, flooding, ground instability, fire and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; the risk of an undiscovered defect in title or other adverse claim; and the risk that results of exploration activities will be different than anticipated.

Readers are cautioned not to place undue reliance on forward-looking information due to its inherent uncertainty. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results, except as required by law.